UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 144

                      NOTICE OF PROPOSED SALE OF SECURITIES
              PURSUANT TO RULE 144 UNDER THE SECURITIES ACT OF 1933

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                                                        OMB APPROVAL
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                                            OMB Number:               3235-0101
                                            Expires:            August 31, 2003
                                            Estimated average burden
                                            hours per response............. 2.0
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                                                        SEC USE ONLY
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                                                    DOCUMENT SEQUENCE NO.
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                                                        CUSIP NUMBER
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                                                       WORK LOCATION
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ATTENTION: Transmit for filing 3 copies of this form concurrently with either placing an order with a broker to execute sale or executing a sale directly with a market maker.

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1 (a) Name of Issuer (Please type or print)         (b) IRS Ident. No.      (c) S.E.C. File No.

      Inksure Technologies Inc.                     84-1417774              0-24431
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1 (d) Address of Issuer  Street     City             State  Zip                                      (e) TELEPHONE NO.
                                                                                                     -------------------------------
      1770 N.W. 64th Street         Fort Lauderdale   FL    33309                                    AREA CODE    NUMBER
                                                                                                     -------------------------------
                                                                                                     954          772-8507
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2 (a) Name of person for whose account   (B) Irs Ident. No   (C) Relationship to Issuer   (D) Address Street  City  State  Zip Code
      the Securities are to be sold

      ICTS International N.V.            N/A                 Shareholder                  Biesbosch 225
                                                                                          1181 JC Amstelveen, The Netherlands
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
INSTRUCTION: The person filing this notice should contact the issuer to obtain the I.R.S. Identification Number and the S.E.C. File Number.

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3 (a)           (b)                                   (c)               (d)          (e)               (f)             (g)
Title of the    Name and Address of    SEC USE ONLY   Number of Shares   Aggregate   Number of Shares    Approximate   Name of Each
  Class of      Each Broker Through    Broker-Dealer   or other Units      Market     Or Other Units     Date of sale   Securities
 Securities     Whom Securities are     File Number      To be Sold        Value       Outstanding      (see instr.      Exchange
 To Be Sold     to be Offered or                        (See instr.     (See instr.     (See instr.         3(f))       (See instr.
                Each Market Maker                          3(c))            3(d))           3(e))        (Mo. Day Yr.)     3(g))
                who is Acquiring
                the Securities
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Common Stock    Jesup & Lamont
                Securities Corp.
                2101 N.W.
                Corporate Blvd.
                Boca Raton, FL 33431      0141           155,000                         155,000           3/15/07        OTC.BB
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

INSTRUCTIONS:

1.    (a)   Name of issuer
      (b)   Issuer's I.R.S. Identification Number
      (c)   Issuer's S.E.C. file number, if any
      (d)   Issuer's address, including zip code
      (e)   Issuer's telephone number, including area code

2.    (a)   Name of person for whose account the securities are to be sold
      (b)   Such person's Social Security or I.R.S. Identification number
      (c)   Such person's relationship to the issuer (e.g., officer, director,
            10% Stockholder, or member of immediate family of any of the foregoing)
      (d)   Such Person's address, including zip code

3.    (a)   Title of the class of Securities to be sold
      (b)   Name and address of each broker through whom the securities are intended to be sold
      (c)   Number of shares or other units to be sold (if debt securities, give the aggregate face amount)
      (d)   Aggregate market value of the securities to be sold as of a specified date within 10 days prior to the filing of this notice
      (e)   Number of shares or other units of the class outstanding, or if debt securities the face amount thereof outstanding, as shown by the most recent report or statement published by the issuer
      (f)   Approximate date on which the securities are to be sold
      (g)   Name of each securities exchange, if any, on which the securities are intended to be sold

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.
                                                                SEC 1147 (01-04)

                         TABLE I - SECURITIES TO BE SOLD

    Furnish the following information with respect to the acquisition of the securities to be sold and with respect to the payment of all or any part of the purchase price or other consideration therefor:

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                                                        Name of Person
                                                       from Whom Acquired             Amount of
Title of      Date you     Nature of                  (If gift, also give             Securities      Date of       Nature of
the Class     Acquired     Acquisition Transaction    date donor acquired)             acquired       Payment        payment
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
Common Stock  3/2004       Private Placement          Inksure Technologies Inc.       248,448         3/2004       Bank Check
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

INSTRUCTIONS:  1.    If the securities were purchased and full payment  therefor was not made in cash at the time of  purchase,  explain  in
                     the  table  or  in  a  note   thereto  the  nature  of  the
                     consideration given. If the consideration consisted of any note or other obligation, or if payment was made in installments describe the arrangement and state when the note or other obligation was discharged in full or the last installment paid.

               2. If within two years after the acquisition of the securities the person for whose account they are to be sold had any short positions, put or other option to dispose of securities referred to in paragraph (d)(3) of Rule 144, furnish full information with respect thereto.

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               TABLE II - SECURITIES SOLD DURING THE PAST 3 MONTHS

Furnish the following information as to all securities of the issuer sold during the past 3 months by the person for whose account the securities are to be sold.

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                                                                                 Amount of
Name and Address of Seller      Title of Securities Sold      Date of Sale    Securities Sold       Gross Proceeds
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
ICTS International, N.V.        Common Stock                  12/5/06         155,000               $148,500
Biesbosch 225
1181 JC Amstelveen
The Netherlands

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

REMARKS:

      *     Since intitial filing, client has moved to current address.

INSTRUCTIONS:

See the definition of "person" in paragraph (a) of Rule 144. Information is to be given not only as to the person for whose account the securities are to be sold but also as to all other persons included in that definition. In addition, information shall be given as to sales by all persons whose sales are required by paragraph (e) of Rule 144 to be aggregated with sales for the account of the person filing this notice.

ATTENTION:

The persons for whose account the securities to which this notice relates are to be sold hereby represents by signing this notice that he does not know any material adverse information in regard to the current and prospective operations of the issuer of the securities to be sold which has not been publicly disclosed.



          March 15, 2007                           /s/ Avraham Dan
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          DATE OF NOTICE                              (SIGNATURE)

The notice shall be signed by the person for whose account the securities are to be sold. At least one copy of the notice shall be manually signed. Any copies not manually signed shall bear typed or printed signatures.

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  ATTENTION: Intentional misstatements or omission of facts constitute Federal
                    Criminal Violations (See 18 U.S.C. 1001).
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